SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XX Fixed Rate Notes in a principal amount of USD 18,206,853, due 2017.

The Company informs that on December 13, 2016, will start the payment of the seventh installment of interests related to the Series XX Notes issued on March 13, 2015.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	December 13, 2016
Number of service to be paid:	Seventh installment of interests
Period comprised by the payment:	September 13, 2016 / December 13, 2016
Concept of payment:	Interests (100%)
Payment Currency:	Argentinian Pesos (ARS) at the applicable exchange rate
Outstanding Capital:	USD 18,206,853
Annual Nominal Interest Rate:	2.50%
Interest being paid	USD 113,481.07
Capital being paid	-

Interests will be paid to the noteholders at whose name the Notes were registered on December 12, 2016.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
December 2, 2016